Essendant and S.P. Richards A Stronger, More Competitive Distributor of Business Products April 12, 2018 Filed by Essendant Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Filer: Essendant Inc. Subject Company: Essendant Inc. SEC File No.: 000-10653

2 This presentation contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it. Cautionary Statement

Additional Information In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. Participants in the Solicitation Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information, Participants in the Solicitation, and No Offer of Solicitation

Management Participants Ric Phillips President & CEO Carol Yancey Executive Vice President & CFO Rick Toppin President & CEO Paul Donahue President & CEO Janet Zelenka Senior Vice President, Chief Financial Officer

Creates a Combined Company with an Enhanced Ability to Serve Customers Through Improved Scale and Expanded Service Capabilities Greater resources to support and partner with the independent dealer channel and other resellers Optimized product assortment of branded and private label products across a broad set of categories Enhanced capabilities to develop and offer innovative solutions to our customers Consolidated distribution network with greater efficiencies throughout the entire supply chain Stronger financial profile with compelling value creation opportunities Stronger, More Competitive Business Products Distributor

Transaction Creates Value for Both Companies’ Shareholders $75M+ of annual run-rate cost synergies $100M+ in working capital improvements Synergies Stronger balance sheet with substantial liquidity Reduced leverage profile (including synergies) Balance Sheet & Liquidity New Essendant ownership will be composed of 49% existing Essendant shareholders and 51% existing GPC shareholders Pro forma financial profile: ~$7B net sales ~$300M+ adj. EBITDA including run-rate cost synergies Scale

Combination Creates a Stronger Platform with the Resources to Support and Invest in Our Customers

ESSENDANT

- Wholesale distributor of janitorial, foodservice and breakroom supplies, office products, technology products, automotive & industrial products, and office furniture
- Distributes ~170,000 products through 29,000 resellers
- North American network of 66 distribution centers



Automotive & Industrial ~$900M ~19%
JanSan, Foodservice & Breakroom ~$1.3B ~27%
Furniture ~$300M ~5%
Technology ~$1.2B ~25%
Office Products & Paper ~$1.2B ~24%

2017 Net Sales: ~$5B

+

S.P. RICHARDS CO. *A Tradition of Trust*

- Wholesale distributor of facility, breakroom and safety supplies, general business products, business technology products and office furniture
- Distributes ~98,000 products through 9,700 resellers
- North American network of 54 distribution centers



Furniture ~$275M ~14%
Facility, Breakroom, and Safety ~$700M ~35%
Technology ~$370M ~18%
Office ~$655M ~33%

2017 Net Sales: ~$2B

ESSENDANT S.P. RICHARDS CO. A Tradition of Trust
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Significant Benefits to GPC Shareholders Result of Comprehensive Efforts to Maximize Value for S.P. Richards Participate in long term potential of combined Company through 51% ownership Significant cost and working capital synergies Enhanced ability to compete in intensely competitive $100B business products space Greater ability to support customers via broader product selection, greater value-added services and a more efficient distribution network Strengthens management focus and capital allocation priorities Represents key step in execution of GPC’s long term strategy Strengthens focus on core, larger global automotive and industrial businesses Provides ~$347M one-time special cash payments to be utilized as part of GPC’s disciplined capital allocation strategy 2017 Revenue Transaction provides S.P. Richards a combination with a partner singularly focused on the business products distribution market ~12% Pro forma ~88%

Better Positions Essendant in the Evolving Business Products Marketplace

Transaction Further Enhances Essendant’s Strategy Improve efficiency across the distribution network and reduce the cost base Enhances efforts to optimize the supply chain and realize $50M+ in previously announced cost savings Creates an additional $75M+ in run-rate cost synergies, and $100M+ in working capital synergies Accelerate sales performance in key channels where we are positioned to grow Provides greater resources to support our customers Produces access to broader product portfolio and additional customers Advance supplier partnerships that leverage Essendant’s network and capabilities Enhances supplier partnerships through better operational efficiencies Expands customer reach benefitting suppliers, customers and the Company Creates operational efficiencies from dealing with one, stronger partner

Transaction Details

Summary Transaction Structure	• Essendant to combine with GPC's Business Products business ("S.P. Richards") via a Reverse Morris Trust structure that is expected to be tax-free to shareholders of GPC and Essendant • Transaction implies a valuation of S.P. Richards of approximately ~$680M, equal to ~$347M one-time special cash payments to GPC plus the value of the Essendant shares to be issued at closing • Pro forma ownership: ~49.0% existing Essendant shareholders / ~51.0% existing GPC shareholders • Combined company to be named Essendant (Nasdaq: ESND) with headquarters maintained in Deerfield, IL and Atlanta, GA • $1.4B committed asset based financing to fund the one-time cash payments to GPC and to refinance Essendant's existing debt in connection with the transaction
Management and Board of Directors	**Management Team** **Essendant**: CEO: Ric Phillips; CFO: Janet Zelenka **S.P. Richards**: COO: Rick Toppin **Board of Directors** • 4 Essendant Directors (including Chairman) • 4 GPC Directors • 4 Directors mutually agreed on by Essendant and GPC
Approvals	• Requires Essendant shareholder approval • Subject to regulatory approval and customary closing conditions • Anticipated to close before the end of 2018

ESSENDANT S.P. RICHARDS CO. A Tradition of Trust

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Attractive Cost and Net Working Capital Synergy Opportunity 90% of run-rate cost synergies expected to be realized by year 2 Expected one-time cash costs of less than ~$50M Clearly identified pathway to synergy realization Combined integration team to be established $75M+ expected run-rate cost synergies $100M+ expected net working capital synergies Supply Chain SG&A Three Core Areas of Synergies Sourcing

Enhanced Financial Profile 2017 Net Sales 2017 Adj. EBITDA (% Margin) Creates a $7B pro forma company with significant scale Drives improved margin profile through cost savings and superior cash flow profile Delivers additional margin upside through achievement of run-rate cost synergies Run-rate cost synergies 2.4% 4.2%+

Greater Balance Sheet Flexibility Net Leverage Committed financing to fund S.P. Richards one-time special cash payments and refinance Essendant’s outstanding debt in connection with the transaction Expected $1.4B ABL facility under single credit agreement with terms similar to Essendant’s existing agreement Pro forma liquidity of $400M+ will provide ample flexibility to fund growth and integration initiatives No maintenance covenants provide significant flexibility Return of capital to shareholders through Essendant’s ongoing quarterly dividend

Significant Value Creation for All Stakeholders For Customers Greater resources to support and partner with independent dealers and other resellers Ability to develop and offer innovative solutions in marketing, digital, and analytics Expanded and optimized assortment of branded and private-label products Superior distribution network drives supply chain efficiencies For Suppliers Expanded customer reach Broader network and capabilities Operational efficiencies Strengthens and helps to sustain the independent channel For Employees Best of both businesses’ leadership teams Shared core values Better opportunities as part of a stronger, more competitive company For Shareholders Stronger, more competitive company with diverse product, channel and customer mix Substantial run-rate cost and net working capital synergy opportunity